

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2019

Garett Parsons
Chief Executive Officer
Artificial Intelligence Technology Solutions Inc.
1 East Liberty, 6th Floor
Reno, NV 89501

> **Re: Artificial Intelligence Technology Solutions Inc.**
> **Form 8-K Filed October 16, 2019**
> **File No. 000-55079**

Dear Mr. Parsons:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing